Atlas Air Worldwide Holdings, Inc.
2000 Westchester Avenue
Purchase, New York 10577
August 11, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0213

Attention:	David R. Humphrey Branch Chief
Re:	Atlas Air Worldwide Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”) File No. 001-16545
Dear Mr. Humphrey:
               The purpose of this letter is to respond to the staff’s comments contained in your letter dated July 29, 2010 to William J. Flynn, President and Chief Executive Officer of Atlas Air Worldwide Holdings, Inc. (“Atlas” or the “Company”), with respect to Atlas’ 2010 Annual Meeting Proxy Statement. For your convenience, I have also set forth below each of the staff’s comments.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 18
Total Compensation, page 19
1.	Comment: While we note your response to our prior comments 1 and 3, it appears that you are using the Towers Watson Data Services Report on Long-Term Incentives Policies and Practices in your compensation decisions. For Guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response: In future filings, to the extent that the Compensation Committee benchmarks long-term incentive compensation against the Towers Watson (formerly Watson Wyatt) Data Services Report on Long-Term Incentives, Policies and Practices (or any other survey or index), Atlas will list the companies included in the benchmark survey and disclose the degree to which it considers such companies comparable. The Company will refer to CDI 118.05 to determine whether it is, in fact, benchmarking future compensation decisions.
Long-Term Equity Compensation, page 20
2.	Comment: While we note your response to our prior comment 2, your disclosure in the first full paragraph on page 23 appears to describe the types of performance targets you use to evaluate performance but does not appear to quantify these targets. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to instruction 4 to Item 402(b) of Regulation S-K. Refer to Item 402 of Regulation S-K.

Response: Performance based cash and equity awards are not based on a Company preset earnings before taxes or return on invested capital amount. Rather, the performance awards are based on the relative performance of the Company as compared to the comparator companies listed in the proxy statement. In other words, the performance awards are not based on a quantifiable earnings before taxes target (for example, $XX). Rather, the awards are based on how the Company’s actual (whatever it may be) earnings before taxes growth (“EBTG”) and return on invested capital (“ROIC”), compared to the performance of the comparator companies. As described on page 23, at the end of the relevant three-year performance period, the performance award vests based on a performance matrix measuring the comparative quartile ranking of the Company. The Company’s 2010 proxy statement also discloses that the vesting matrix ranges from no vesting if the Company’s performance is in the bottom quartile of both EBTG and ROIC metrics to 200% vesting if performance on both metrics is in the top quartile. Target vesting (100% of the performance award) is achieved if the Company’s performance is in the 45th-55th percentile of each metric. Various combinations of comparative EBTG and ROIC will result in different vesting within the described framework. While we believe that the manner in which vesting is determined was adequately disclosed in the 2010 proxy statement, we will seek to clarify in future filings that the performance awards are not based on absolute performance targets (which can be quantified), but rather comparative achievement against the EBTG and ROIC of the comparator companies.
               As requested, Atlas acknowledges that the adequacy and accuracy of the disclosure in its filings with the Commission is the responsibility of the registrant. Atlas further acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings. Atlas also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you wish to discuss any aspect of this letter, please do not hesitate to contact me at (914) 701-8000.

Sincerely,
/s/ Adam R. Kokas
Adam R. Kokas
Senior Vice President, General Counsel and Secretary

cc:	Julie F. Rizzo, Attorney-Advisor Tonya Bryan, Esq. William J. Flynn, President and Chief Executive Officer Spencer Schwartz, Senior Vice President and Chief Financial Officer David A. Fine, Esq.

3